EXHIBIT 99.2

                                  VALUATION FOR
                       MOUND CITY FINANCIAL SERVICES, INC.
                             PLATTEVILLE, WISCONSIN
                              AS OF MARCH 31, 1998

                                  VALUATION FOR
                       MOUND CITY FINANCIAL SERVICES, INC.
                              AS OF MARCH 31, 1998


                                TABLE OF CONTENTS


     Page One                                    Opinion Page

Section 1

     Page 2-3                                    Introduction

     Page 4                                      Company Background

     Page 5-7                                    Economic Update

     Page 8-9                                    Financial Analysis of
                                                 Mound City Bank

Section 2

     Page 10-11                                  Valuation Techniques

     Page 12                                     Summary and Valuation
                                                 Estimate

Section 3                                        Summary of Value

Section 4                                        Valuation Worksheets

Section 5                                        Financial Statements

Section 6                                        Ratio Information and Other
                                                     Miscellaneous

Section 7                                        Resume of Analyst




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                   [LETTERHEAD OF BANKERS' SERVICE CORPORATION
                   7700 Mineral Point Road, Madison, WI 53707]


May 18, 1998


Board of Directors
Mound City Bank
Platteville, Wisconsin


Bankers' Service Corporation (BSC) was engaged to estimate the fair market value of Mound City Financial Services, Inc. (MCFS) common stock as of March 31, 1998. The purpose of the valuation is to arrive at a fair market value to support the price for minority share transactions of MCFS. MCFS is the holding company of Mound City Bank, thus this valuation was primarily based on the value of the bank with any tangible assets and liabilities of MCFS netted against the value derived. We define fair market value, as does the IRS, as the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the later is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.

We used information supplied to us from Mound City Bank and MCFS along with other information from several outside sources to prepare the valuation. We considered the information to be reliable, however, we did not independently verity any of the information.

The value we derived was based on a multiple of book value and price earnings value analysis. The assumptions used in the valuation were a combination of historical and current information along with the use of projections. Because all valuations of this type are imperfect in that we are making assumptions and comparisons of historical data, we do not consider the resultant valuation to be an absolute value, only an estimate. BSC does not purport to be a guarantee of value. Valuations of any type are an inexact science and reasonable persons can differ In estimates of value. BSC has used, however, conceptually sound and accepted methods and procedures of valuation in determining the estimate of value.

In our opinion, based on the analysis performed, the estimate of value of MCFS for purposes outlined in this letter is $301 per share or approximately 119% of tangible book value.

Sincerely,



Bankers' Service Corporation
Valuation Analyst:   John M. Anderson, CPA, CVA

JA/ps



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                                  INTRODUCTION

                              Purpose of Valuation


Bankers' Service Corporation (BSC) has been retained to determine a value for the common stock of Mound City Financial Services. Inc. (MCFS) the holding company of Mound City Bank (MCB). The purpose of the valuation is to arrive at a fair market value to support the price as it pertains to the Issuance of additional stock of MCFS.

Although this valuation is not being performed for tax purposes we used the definition of fair market value as the Internal Revenue Service defines it in Revenue Ruling 59-60. They define fair market value:

     "...as the price at which the property would change hinds between a willing buyer and a willing seller when the former if not under any compulsion to buy and the later is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts,"

                               Limiting Conditions

The estimate of fair value that was arrived at in this report was determined from information that was supplied to us by several sources including information from MCB and MCFS management We have not audited or attempted to confirm this information for accuracy or completeness. Additionally, we relied on several outside sources for our information without verification. The data used from the various sources is considered reliable, but we make no warranty to its accuracy or validity.

All appraisals of this nature are imperfect in that several assumptions must be made upon which o valuation is determined. The assumption is that MCB is a going concern with no unforeseen economic, regulatory or asset-quality concerns. We further assume that it will continue to operate in its defined trade area in much the same manner as it has historically operated. A substantial expansion of the trade area or change in operation may Influence the valuation positively or negatively.

BSC does not purport to be a guarantee of value. Valuations of any type are an inexact science and reasonable persons can differ in estimates of value. BSC has used, however, conceptually sound and accepted methods and procedures of valuation in determining the estimate of value included in this report.

                           Approaches to the Valuation

There are many different valuation methods that can be used to estimate a value of bank stock. In our opinion there Is not one method that can be used by Itself. Therefore, when valuing the common stock of MCB for purposes of this valuation, BSC took into account several valuation methods to arrive at a fair value.

In assigning a value to MCB, we considered the following methods:

     1) Net asset value represents the stated operating assets of the institution to the extent that the value of the assets has a conversion value greater than the total liabilities. This value basically assumes liquidation of the institution and thus we did not use it.

     2) Multiple of book value is the value of market price to book for a group of comparable banks and applying flat rate to the subject bank.

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     3)   Price/earnings  value uses  comparable  data from a group of banks and applying their price/earnings ratio to the subject bank.

     4) Discounted cash flow analysis is the value of the forecasted income stream of the bank when considered objectively in the face of other investment opportunities.

     5) Dividend capacity method was not used due to the inability of minority shareholders to change the dividend paying policy. The analyst determined it to be an inappropriate method in this valuation.

                                 Minority Value

Minority stock, defined as less than a simple majority, Is almost always worth considerably less than that of majority. Various blocks of minority stock may have different values dependent on the specific situation. The reason minority shares are worth less than majority are numerous. Among others, minority shareholders cannot

     o    Elect directors and appoint management

     o    Set compensation of management and employee perquisites

     o    Determine dividends

     o    Set company policy

     o    Purchase or sell assets

     o    Determine when and if to sell the corporation

     o    Make amendments to the articles of incorporation or bylaws

     o    Establish policy and strategic direction for the corporation

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                               COMPANY BACKGROUND

                            Miscellaneous Information

MCB (established in 1915) is located in the city of Platteville, Wisconsin, in the county of Grant Platteville with a population of approximately 9,800 is located in the southwestern corner of the state. The closest metropolitan areas are Madison, Wisconsin, 70 miles to the northeast and Dubuque, Iowa, 20 miles to the west.

MCB completed two building projects during 1995 that included a drive-up facility and a major addition to the main office building. The total capital outlay of the project was $3.8mrn thus negatively affecting current and future earnings. According to management, it is anticipated that pre-construction earnings will return in year 2000. In addition to their separate drive-up facility, MCB also has branches in Belmont to the east and Cuba City to the south.

MCB is 100% owned by Mound City Financial Services, Inc. MCFS is fairly widely held with about 220 total shareholders with the largest shareholder having under 5% of the shares outstanding. There were 3,600 shares outstanding in MCB and 2,694 shares outstanding in MCFS. MCFS was established in 1997 in order to provide flexibility for expansion and to allow for a market for the shareholders where needed. MCFS has debt outstanding of $3.4mm which was taken out in order to purchase the shares of a large (25%) minority shareholder In 1997.

                                   Competition

According to the Branch Source software by Sheshunoff, as of June 30, 1997 (the latest information available, there were five different financial institutions In Platteville. There was 1 S&L, one credit union and three banks. MCB held the most amount of market share in deposits with 33%. The second and third largest holders of market share in deposits was First National Bank of Platteville (27%) and Clare Bank (21%). The total amount of deposits held by all the financial institutions in Platteville was $238mm.

In Grant County, according to the software, there were 16 different financial institutions: 1 S&L, 1 CD and 14 banks. MCB held the second largest amount of market share in deposits with 12%. The first and third largest holders of market share in deposits was Clare Bank (14%) and Anchorbank (11%). The total amount of deposits held by the financial institutions in Grant county was $726mm.

MCB held 100% of the market share in deposits in Belmont. There were two banks in Cuba City. The Cuba City State Bank held the most amount of market share in deposits with 72% and MCB held the rest. As of this writing the Cuba City State Bank is in process of being sold to a bank located in Dubuque, Iowa. This should have a positive affect on MCB's market share in Cuba City. In the past when local community banks have been sold It has created opportunity and growth for the surviving bank in the community. Although MCB just has a branch in Cuba City, it should still have a positive impact on MCB.

In  addition  to  the  financial  institution   competition,   there  is  strong
competition from nonbank competitors such as Edwards D. Jones, IDS, etc.

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                                 ECONOMIC UPDATE

                                National Economy

In 1998, the economy Is predicted to gradually slow down from its rapid growth over the last couple of years. Since only 4.7% of the people in the labor force are unemployed as of the fourth quarter of 1997, there are too many jobs and not enough skilled workers to fill them. The nation has depleted its labor force and is unable to grow as fast as it has been.

Over the past six years, the personal savings rate has been steadily decreasing. Currently, as of the fourth quarter of 1997, the personal savings rate was 4.2%. The real disposable income rate has remained steady over the past six years with a slight upward trend. The rate was at 4% as of the fourth quarter of 1997. Combined with an anticipated slow down in the national economy, the fact that consumers still have the same amount of disposable Income as they did at year-end 1994 and are saving less shows that they have confidence in the economy to continue its current course.

As of the fourth quarter of 1997, the 10 year treasury bond Interest rate was at 6%. There has been a downward trend in the rate since 1981. If interest rates are in a downward trend while the economy is growing, then the economy has a much more stable environment. Housing starts remained above 1.5 million throughout the fourth quarter of 1997. With the warm weather during the winter of 1997-1998, housing starts are liable to remain high with the added time to the home construction season. Also, with interest rates being low and predictable, refinancing of debt among home owners would leave consumers in more control of their funds.

The real GDP annual rate was 4.3 as of the fourth quarter of 1997. This is a 3.9% increase from the fourth quarter of 1996. Over the last ten years, real GDP has been growing at about the same rate. However, during the recession in 1990 and 1991, real GDP had negative growth. Since the first quarter of 1995, there has been an upward trend. During the first quarter of 1995, real GDP grew by only 0.9%.

                                Wisconsin Economy

Wisconsin's unemployment rate has been declining since 1992, but has recently leveled off at the end of 1997 at 3.4%. There is an anticipated upward trend in the unemployment rate that may relieve the labor shortage In the job market The increase in the unemployment rate Is predicted to be slight if the market experiences any change. The employers most effected by this labor shortage are construction companies and engineering companies.

With the mild winter, construction companies were able to start more projects In December than in previous years. 1998 is also predicted to have one of the highest levels of public construction over the last several years. With the construction industry experiencing favorable economic conditions, it is no surprise that job growth in the construction sector has grown 4.2% since 1996. This Is the highest growth of any category. The second highest job growth in an industry was in services (3.9%). Services is the largest industry in Wisconsin.

It is predicted that poor job growth (0.9% in 1997) in Wisconsin's non-durable manufacturing industry will reverse itself and grow to Increasing levels in 1998 and 1999. However, durable manufacturing jobs grew 2.6% since year-end 1996. That is the fourth largest job growth for an industry in Wisconsin. Durable manufacturing is the second largest industry in the state.

It is highly anticipated that farm sector earnings will be low in 1998. Many farm commodity prices were depressed in early 1998. The top five commodities in Wisconsin in order of one to five are dairy products. corn, cattle and calves, soybean and hogs.

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Activity in the banking and finance sector continued to be strong after year-end
1997. Most banks have reported that loan growth has been high, especially towards commercial lending. With low interest rates many homeowners are
refinancing  their  debt.  However,   competition  for  loans  among  commercial
customers and consumers is fierce pushing down loan rates and forcing banks to find other ways of generating income.

Overall, Wisconsin is following many national economic trends such as a low unemployment rate, a favorable construction market and a fiercely competitive debt market for the finance industry. The ripples of southeast Asia's economic collapse are subtle, but they have affected exports.

In terms of income, Wisconsin residents' income grew 4.50% last year, the same as the nation as a whole. Average income of $23,269 for 1996 was just below the national average of $24,231. The 4.50% growth rate ranked 23rd In the nation. Average weekly earnings, hours and average hourly earnings for the month of March for production workers compare favorably with those for the United States. Average weekly earnings for the U.S. in March were $550 as compared with $565 for Wisconsin. While average hourly earnings for the U.S. production workers were $13.09 compared to $13.57 for Wisconsin.

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                              The Banking Industry

National: Nationally, net income in the banking sector was up by 7% from 1996 to 1997. Year-to-date December 31, 1997, net income was up 13% from the same period in 1996. Return-on-assets for 1997 was the highest in the past five years as was return-on-equity. Return-on-assets increased to 1.30% from 1.24% while return on equity increased to 15.5% from 14.9%.

Total  assets  and  deposits  as of  year-end  1997  were  up by 8.7%  and  6.2%
respectively, compared to year-end 1996. Loans grew by 5.1% over 1996 and the loan-to-deposit ratio nationally as of year-end 1997 fell slightly to 87% from 88% in 1996.

Loan chargeoffs through year-end 1997 were up by more than 4% from 1996, while net chargeoffs were up by even more at 12%. About 55% of the total chargeoffs were due to credit cards, up from 51% in 1996 and 43% in 1995.

Total nonaccruals and loans and investments 90 days past due actually showed a slight decline through year-end 1997. The total of the two went from $31,765mm
(1997) to $30,910mm (1996). In 1997, the total represented 7.7% as a percentage of average capital and 1.1% as a percentage of average loans.

As of December 31, 1997 tier one to average capital to average assets ratio was 7.6% which was down from 7.7% the previous year-end. Risk adjusted capital actually declined slightly to 12.43% from 12.68%. The nation's banks remained well capitalized.

Although the number of announced merger transactions are down to 1991 levels, the size and price of the transactions are up. The overall consensus of banking on a national level is that it is very stable but with precautions in the loan area. 1997 is the first year in the last five In which the loan-to-deposit ratio decreased and total loans outstanding increased. The potential risks associated with high loans outstanding and a high loan to deposit ratio remain because the national aggregate level Is still very high. Any downturn in the economy could have a significant effect on the banks due to the continued competitive pressure in the banking industry to increase earnings through loan volume.

Banking in Wisconsin: Like the national trend, net income was up from 1997 to 1996; however, by only 2.6%. ROE was 14.3% down from 15.2% in 1996, and ROA was 1.2% down from 1.4%.

As of December 31, 1997, total assets and deposits in Wisconsin were $78,188mm and $59,726mm. This represented a 5.7% increase in assets and a 4.5% increase in deposits over year-end 1996. Loans were up by close to 7%. Loans continued to outpace deposit growth thus increasing the loan-to-deposit ratios to new highs. As of December 31, 1997 the loan-to-deposit ratio for the state of Wisconsin rose to 92.6% from 90.5% at the previous year-end.

As of December 31, 1997 total nonaccrual and loans and investments past due more than 90 days were up by more than 6% from the same time in 1996. As a percentage of loans and capital, nonperforming loans are 0.6%. The nonperforming loans as a percentage of total average capital was 5.9% and as a percentage of average loans they were 0.8%. Actual chargeoffs in Wisconsin are also on the rise. They were up by 9% in 1997 with net chargeoffs up by more than 17%. Credit card chargeoffs constituted 30% of the total chargeoffs up from 25% at year end 1996.

Sales of community banks in Wisconsin are on the rise with the primary purchasers of the community banks being F&M Bancorporation, Inc. in Kaukauna and Associated Banc-Corp in Green Bay, both in Wisconsin. The larger holding companies have not been active in the small bank market. There have been several mergers of Wisconsin banks with out-of-state holding companies. With the large banks not buying the smaller banks, it will give some opportunity for larger community banks to buy other community banks in cash transactions.

Overall, the banking industry in Wisconsin is very healthy with an average capital ratio of more than 8.2% and continued good earnings.

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                      FINANCIAL ANALYSIS OF MOUND CITY BANK

                                  BALANCE SHEET
                            (m=thousand, mm=million)

Asset and Deposit Growth: MCB's assets and deposits grew 6% and 8.3% respectively in 1997. From year-end 1997 to the valuation date assets were down slightly and deposits were down by close to 2%. In comparison the average growth for all Wisconsin banks for the calendar year 1997 was 5.7% for assets and 6.8% for deposits. Almost all of the asset growth was funded by the increase in deposits.

Loans and Loan Quality: MCB's loans rose 6.3% in 1997, while the average for all Wisconsin banks was just over that. Loans were up by more than 3% as of March 31 from year-end 1997. Because of the decline In deposits in the first quarter of 1998, the funding of the $3mm Increase in loans came from a shifting from fed funds and investments to loans.

Nonaccrual loans were down to only $78m at year-end 1997 but up to $390m at the end of the first quarter. In either case nonaccruals were at an acceptable level considering the size of the loan portfolio. As a percentage of equity, nonaccrual loans were less than 4%.

MCB's net loan chargeoffs were up slightly in 1997 to $75m but were up to $83m in the first quarter of 1998. MCB's allowance for loan loss account was at 1.21% of total loans as of the valuation date. This is down from 1.31% at year-end 1997. We did not inspect loans that are currently in the portfolio; however, from calculations done based on the information provided to us, it appears that the allowance account is more than adequate as of the effective date of the report.

In the past five  years,  MCB's loan to deposit  ratio has  fluctuated  from 70%
(1992) to its current ratio of 85% which is the highest it has been during that time period. The average for all banks in Wisconsin was 88% as of December 31. 1997, however, for banks between $100mm and $250mm the ratio was 84%.

Investment Portfolio: As of the effective date of the valuation, MCB's investment portfolio was comprised of a mix of U.S. treasuries and U.S. agencies (37%). state and political subdivisions (44%), other mortgage backed securities (11%) and other equity securities (8%). Market value/book value was 101.1%.

There did not appear to be any other permanent identified tosses other than market in the investment portfolio. MCB keeps all of its securities in available-for-sale which allows them to sell securities in case of liquidity needs.

Capital: MCB is well capitalized according to regulatory standards. Their tier one capital to assets was 8.14% as of the valuation date. In the past five years, MCB had paid a relatively consistent dividend which ranged from 23% to 29% of net income each year. In 1997 the dividend to the holding company was over 90% in order to service the debt in MCFS. This trend will continue.

                                INCOME STATEMENT

Net Earnings: MCB, in 1997, had net income of $1,048m which was up from 1996 when net income was $938m. Year-to-date March 31, 1997 income was $232m which annualizes to $940m, however, because monthly income generally increases as the year goes on this is not an accurate assessment of how the current year will end up. Despite the increase in income in 1997 return-on-assets increased only slightly due to the increase in assets. Return on equity, however, increased 50 basis points to 10.1%. The average ROA and ROE for Wisconsin banks with assets between $100mm and $250mm was 1.22% and 12.3% respectively.

Interest Income Expense: Net interest income as a percentage of average earning assets decreased from 4.19% in 1996 to 3.98% in 1997. The cost of interest bearing deposits was 5.08% in 1997 compared to 4.84% in 1996. Tax equivalent yield on loans was 8.9% which was down slightly from 1996. Year-to-date 1998 cost of deposits increased to 5.11%. Competition has been driving the cost of deposits up and the yield on loans down with predictable results and that is a decline in interest spreads. This appears to be a trend with MCB along with most other banks.

Overhead Expense: In 1997, MCB's overhead expense to average assets ratio was 2.75% which has been the same in the past three years. Their net overhead expense to average assets ratio has declined by 13 basis point due to an increase in their noninterest income.

Noninterest Income: Noninterest income as a percentage of average assets for MCB was 0.58% as year-end of 1997. This same ratio was 0.45% in 1996. Through the first quarter of 1998 the noninterest income continued with the same ratio.

See Section 5 and 6, Exhibits A through D for the detail balance sheet, income statement, ratios, and peer group comparisons.

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                              VALUATION TECHNIQUES

As stated in the introduction, the reason for the valuation Is for fair market value purposes as It relates to trades of minority shareholders. There is no established or regular market for the common stock of MCB or MCFS; thus, with the exception of a sale or merger with another banking association, the market for the stock has a fairly limited trading range. Because of many factors, including offering equity values in banks, it is this analyst's position that two valuation methods should be used to arrive at a fair market value of the common stock. These methods are described below. Methods we did not use included net asset, dividend capacity method, nor investment value. It was determined that the best methods would be the multiple of book value approach and the price/earnings method.

The multiple of book value and price/earnings approaches are driven by comparatives for similar transactions between similar institutions in similar circumstances. Because the market for community bank stocks is limited, we used the averages of "pink sheet stocks" located primarily in the Midwest as the basis of our calculations. "Pink sheet stocks" are stocks of institutions that are generally greater than $100mm and less than $1 billion that are not traded on an exchange but do create a limited market for their stock through various brokers. Although the marketability of these stocks is not as great as those that are publicly traded, they do have more of an established market than does MCB and MCFS. Additionally it is this analyst's opinion that the "pink sheets" already factor in a discount for minority value thus we do not apply a minority discount for purposes of this valuation.

See Section 4, Schedule l(a) for the summary of the information used. The information was obtained from Howe Barnes Investments, Inc., Quarterly Bank and Thrift Report from March 31, 1998. We used the average prices of all of those stocks in our sample.

                             Multiple of Book Value

Equity-to-asset ratios differ substantially from one bank to another, thus, when making comparisons for purposes of this calculation, the capital ratios of those banks in our sample must be reviewed to see how they fit with the bank being valued. The weighted average equity to asset ratio of the banks was 9.5% while MCB had a ratio of just over 8%; therefore, compared to the other banks in the sample, MCB was not overly capitalized (in accordance with our comparative banks); and thus, we applied the average equity multiplier to all of the capital of the bank excluding the allowance for loan loss and unrealized gain/loss.

For purposes of this calculation we reviewed the allowance for loan loss account for adequacy or excess. Based on our calculations with the information available to us we determined that the equity should be adjusted upward slightly, This adjustment was carried forward to the multiple of equity calculation. This calculation is shown on Schedules I and l(a).

We used the average price/equity multiplier of 1.76x, of the group of banks in our sample. This calculation is documented on Schedule II, Section 4. When calculating the multiple-of-equity value, we applied the multiplier to the adjusted stockholders' equity. The value we arrived at per share was $4,976 before applying any discounts for lack of marketability.

                              Multiple of Earnings

The price/earnings of the banks were also used as part of this calculation. In order for this method to have validity there should be a history of earnings that can be projected going forward as this method requires the ability to attain future earnings. Additionally, it is important to make sure that there are not any significant "blips" in the earnings that would be considered nonrecurring both on the income and expense side. If there are, then those earnings should be adjusted in order to "normalize" the income for that particular year. It was determined that no adjustments needed to be made to normalized earnings.

The price/earnings of the banks were used as part of this calculation. The average price earnings for the "pink sheet" stocks was 15.5x as shown on Schedule ll(a). We then calculated a weighted averse net income from the past three years placing the most weight to the projected 1997 earnings and the least to the 1995 earnings. Although this valuation was as of March 31, 1998 we did not use those earnings as part of our calculation due to the tact the annualized income would probably not be an accurate reflection of the year in total.

We then applied the 15.5 price to earnings ratio to the weighted average earnings. The estimated value using this approach was determined to be $4,332 per common share of stock prior to any discounts being applied.

                         SUMMARY AND VALUATION ESTIMATE

The ultimate estimate of the fair market value takes the two methods of valuation into consideration. It is our opinion that each has its place in the determination of value but that each cannot stand alone. We gave more weight to the price earnings method and the balance to the multiple of book value method.

As stated previously in this valuation report the stock of MCB or MCFS is not traded on any exchange and does not have a formal market for its stock. The stocks we used as our basis in this valuation were "pink sheets" stocks which are not as marketable as those that are traded on an exchange but more marketable than the stock of MCB. In order to arrive at fair market value for the common stock of MCB we needed to apply a marketability discount to the $4,547 base price of the stock.

The combined studies of the SEC Institutional Investor, Moroney and the Maher, all well known studies, report a median marketability discount of about 35%. These studies used publicly traded stocks as their basis. Because we used the "pink sheets" as our basis we only used a 30% marketability discount to arrive at fair market value for the stock of MCB. For MCB that discount was determined to be $1,364 which resulted in a fair market value for MCB of $3,183 per share.

Mound City Financial Services, Inc., the holding company of MCB, had cash and receivables in addition to some liabilities. MCFS borrowed $3.84mm to buy out the shares of a large minority shareholder. The balance of the loan was $3.4mm as of the valuation date. In order to calculate the fair market value of MCFS we subtracted the net liabilities of MCFS from the fair market value of MCFS's holdings of MCB. This calculation is documented on Schedule A. The fair market value of MCFS was determined to be $301 per share or approximately 119% of book value.

                                                                                                        Schedule A

                                       Mound City Financial Services, Inc.
                                                 Summary of Value
                                                  March 31, 1998


Mound City Bank                                                        Calculated
                                                                       Price            Weight      Result
BOOK VALUE MULTIPLIER APPROACH-SCHEDULE II                             4,976            33.33%            1,659

PRICE EARNINGS MULTIPLIER-SCHEDULE III                                 4,332            66.67%            2,888
                                                                                                      ----------
      TOTAL PRIOR TO DISCOUNT FOR LACK OF MARKETABILITY                                                  $4,547

DISCOUNT FOR LACK OF MARKETABILITY                                                      30.00%

DISCOUNT AMOUNT                                                                                           1,364

ESTIMATED FAIR MARKET VALUE AFTER DISCOUNT                                                               $3,183

BOOK VALUE PER SHARE FOR THE COMMON STOCK                                                                $2,811

FAIR MARKET VALUE AS A PERCENTAGE OF BOOK VALUE                                                         113.22%

FAIR MARKET VALUE WEIGHTED AVERAGE EARNINGS.                                                               11.4


Mound City Financial Services, Inc.

VALUE OF BANK PER SHARE                                                                                  $3,183
TOTAL SHARES OF BANK OWNED BY HOLDING COMPANY                                                             3,600
TOTAL OF OWNERSHIP IN BANK                                                                          $11,458,053
NET ASSETS (LIABILITIES) OF HOLDING COMPANY                                                         (3,351,000)
TOTAL VALUE OF CONSOLIDATED HOLDING COMPANY                                                           8,107,053
TOTAL SHARES OF OUTSTANDING AS OF VALUATION DATE                                                         26,920
ESTIMATED CONSOLIDATED VALUE PER SHARE                                                                     $301
                                                                                                    -----------
BOOK VALUE PER SHARE (NOT INCLUDING UNREALIZED GAIN/LOSS)                                                  $254

FAIR MARKET VALUE/BOOK VALUE                                                                            118.61%


TANGIBLE ASSETS AND LIABILITIES OF HOLDING COMPANY
==================================================
CASH                                                                 144,000
LOANS AND ADVANCES FROM SUBSIDIARY                                    26,000
                                                                ------------
      TOTAL ASSETS                                                                       170,000
LONG TERM BORROWINGS                                               3,400,000
ACCRUED INTEREST                                                     121,000
                                                                ------------

      TOTAL LIABILITIES                                                                3,521,000

NET ASSETS (LIABILITIES)                                                             (3,351,000)


                                                                      Schedule I

                                 Mound City Bank
                                 Net Asset Value
                                 March 31, 1998



Mound City Bank

Stockholder equity                                                 $10,120,000

  Adjustment for reserve for loan losses (Schedule l(a))                58,578

  Adjustment for other real estate                                           0

  Adjustment for excess market/book value of securities                      0
                                                                  ------------

  Net asset value                                                  $10,178,578

  Total shares outstanding                                               3,600

  Net asset value per share                                             $2,827

                                                                   Schedule 1(a)

                             Allowance for Loan Loss
                                   Calculation
                                 March 31, 1998


Mound City Bank

Current balance In allowance account                                   1,106,000
Total outstanding loans                               91,477,000
Current balance/total loans                                1.21%

                              $ Amount   % Allocation  Anticipated loss
Current losses in portfolio          0      100.00%            0
90 days past due                     0       20.00%            0
Nonaccrual loans               390,000       25.00%       97,500
                           -----------                 ---------
   Total                       390,000                    97,500

Minimum allowance for balance of loans        1.00%

Total loans less above                   91,087,000      910,870

Total required balance per calculation        1.10%

Total required balance according to calculation                        1,008,370

Excess (deficit) in allowance account                                     97,630

Tax adjustment                                                            60.00%

Adjustment to NAV after tax                                               58,578

                                                                     Schedule II

                                 Mound City Bank
                          Book Value Multiple Approach
                                 March 31, 1998


Mound City Bank

Price/equity Calculation                            $10,178,578

Adjusted stockholders' equity

Adjusted stockholders' equity           $10,178,578
Book value multiplier(Schedule II(a))          1.76
                                        -----------

Value using Price/equity comparables
prior to excess capital adjustment                  $17,914,778

Excess capital $1/$1                                          0
                                                    -----------

Resultant value with price/equity calculation                        $17,914,776

Total Shares outstanding                                                   3,600

Price to equity value per shares                                          $4,976

Price equity value/weighted average earnings                                17.8


                                                                                                    Schedule II(a)

                                                 PINK SHEET BANKS
                                            Pricing from March 31, 1998

                                                                                                                             Price/
                                                               Stock        Total      Equity/          LTM     P/E Ratio     Book
                                                              Price/       Assets      Assets          ROAA        LTM       Stated
       Name                            City          State    Share($)    (MIL $'s)      (%)            (%)         X          (%)
------------------------------------------------------------------------------------------------------------------------------------
Baraboo Bancorporation            Baraboo            WI        30.00        274        10.04          1.27        16.13       196.59
Baylake Corporation               Sturgeon Bay       WI        30.75        450         8.74          1.26        14.37       200.72
Blackhawk Bancorp, Inc.           Beloit             WI        15.00        199        11.25          1.16        18.29       153.69
First Bankers Trustshares, Inc.   Quincy             IL        11.50        223         5.10          1.07         7.82       134.82
First Busey Corporation           Urbana             IL        32.00        916         8.08          1.18        20.65       299.63
First Evergreen Corporation       Evergreen Park     IL       430.00       1900        10.02          1.00         9.06        90.61
First Financial Bancorporation    Iowa City          IA        35.75        550        10.01          1.31        18.82       216.67
First Mid-Illinois Bancshares     Malloon            IL        40.25        533         6.83          0.92        18.55       186.77
First National Bancorp, Inc.      Joilet             IL        63.00        861         7.78          1.13        16.36       231.45
First Robinson Financial Corp.    Robinson           IL        17.50         76        16.95          0.90        16.99       117.53
Heartland Financial USA, Inc.     Dubuque            IA        30.00        852         8.76          1.09        16.85       191.69
Iowa First Bancshares Corp.       Muscaline          IA        31.00        306         9.36          1.13        17.03       198.46
Merchants and Manufacturers
   Bank                           Milwaukee          WI        48.25        288         9.95          0.82        18.63       151.25
Northwest Bank & Trust Co.        Davenport          IA        35.50        152        10.92          1.09        13.50       184.70
Southern Bancshares, Ltd.         Carbondale         IL        62.00        247         8.20          0.98        15.20       182.25
Tri City Bankshares Corporation   Oak Creek          WI        25.00        460        11.64          1.49         9.62       116.66
Upbancorp, Inc.                   Chicago            IL       132.00        231         8.98          0.87        14.73       140.29
------------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGES                                              62.91     501.06         9.57          1.10        15.50       176.00
------------------------------------------------------------------------------------------------------------------------------------

                                                                    Schedule III

                                 Mound City Bank
                       Price/Earnings Multiplier Approach
                                 March 31, 1998



Price/earnings calculation

Weighted average earnings
(Schedule III(a))                  $1,006,167

Price/earnings multiple
(Schedule II(a))                         15.5
                                   ----------

Total value using price/
earnings approach                              15,595,583

Less preferred stock                                    0
                                              -----------



Resultant value with price/earning calculation                       $15,595,583

Total Shares outstanding                                                   3,600

Resultant value per share using price/earnings method                     $4,332

Price/Total equity value                                                    1.53

                                                                 Schedule III(a)

                                 Mound City Bank
                     Weighted Average Net Income Calculation
                                1995 through 1997


BANK:  Mound City Bank


                                                                  Weighted
Year              Net Income            Weight Given             Net Income
----              ----------            ------------             ----------

1997              1,048,000               50.00%                  524,000
1996                938,000               33.33%                  312,667
1995              1,017,000               16.67%                  169,500
---------------------------------------------------------------------------
Weighted Average Income                  100.00%               $1,006,167


                                             BALANCE SHEET INFORMATION                                    Exhibit A

Name of Bank:  Mound City Bank
City:  Platteville
State:  Wisconsin
Compiled by:  Sheshunoff Information Services, Inc.

------------------------------------------------------------------------------------------------------------------------------------
Assets                                 Dec 93    %     Dec 94    %    Dec 95      %    Dec 96     %    Dec 97     %   Mar 98     %
------------------------------------------------------------------------------------------------------------------------------------
Cash & bal due: Noninterest bearing     3380    3.8%    4209    4.4%     5368    5.1%    4237    3.7%    3474    2.8%    4299   3.5%
Cash & bal due: Interest bearing           0    0.0%       0    0.0%        0    0.0%      17    0.0%      21    0.0%      23   0.0%
Securities                             18322   20.5%   21984   23.2%    22109   21.0%   20071   17.4%   19965   16.4%       0  15.6%
   Held-to-Maturity Secs: Amort Cost     N/A           14159                0               0               0               0
   Avail-for-Sale Secs: Fair Value       N/A            7825            22109           20071           19965           19026
Fed funds sold & secs purchased         1721    1.9%     490    0.5%     3696    3.5%    3468    3.0%    4582    3.7%    1303   1.1%
Loans & leases, net unearned inc.      63675           65048            69706           81656           38427           91477
Allowance for loan losses                734             880              972            1104            1159            1108
Loans and leases, net                  63141   70.6%   64166   67.7%    68734   65.2%   80562   70.0%   87268   71.5%   90371  74.2%
Trading Assets                             0    0.0%       0    0.0%        0    0.0%       0    0.0%       0    0.0%       0   0.0%
Premises and fixed assets               1049    1.2%    1833    1.9%     3400    3.2%    4386    3.8%    4344    3.6%    4310   3.5%
Other real estate owned                   24    0.0%       0    0.0%        0    0.0%       0    0.0%       0    0.0%       0   0.0%
Investments in unconsolidated subs         0    0.0%       0    0.0%        0    0.0%       0    0.0%       0    0.0%       0   0.0%
Customers' liability on acceptances        0    0.0%       0    0.0%        0    0.0%       0    0.0%       0    0.0%       0   0.0%
Intangible assets                         27    0.0%      14    0.0%        4    0.0%       2    0.0%       1    0.0%       1   0.0%
Other assets                            1772    2.0%    2076    2.2%     2117    2.0%    2304    2.0%    2339    1.9%    2517   2.1%
------------------------------------------------------------------------------------------------------------------------------------
   Total Assets                        89436  100.0%   94772  100.0%   105428  100.0%  115045  100.0%  121974  100.0%  121850 100.0%
------------------------------------------------------------------------------------------------------------------------------------
Liabilities
------------------------------------------------------------------------------------------------------------------------------------
Total deposits in domestic offices:    80583   90.1%   85523   90.2%    90738   88.9%  102942   89.5%  109428   89.7%  107777  88.5%
Domestic dep: Noninterest bearing       6415            8299             7738           10134           10306            8576
Domestic dep: Interest bearing         74168           77224            86000           92608           99122           99201
Fed funds purchased & sec sold             0    0.0%       0    0.0%        0    0.0%       0    0.0%       0    0.0%       0   0.0%
Demand notes issued to U.S.Treasury      331    0.4%     142    0.1%      836    0.8%     470    0.4%     977    0.8%     441   0.4%
Trading liabilities                      N/A    0.0%       0    0.0%        0    0.0%       0    0.0%       0    0.0%       0   0.0%
Other borrowed money                       0    0.0%       0    0.0%        0    0.0%       0    0.0%       0    0.0%    1500   1.2%
Mortgage indebtedness                      0    0.0%       0    0.0%        0    0.0%       0    0.0%       0    0.0%       0   0.0%
Bank's liabilities on acceptances          0    0.0%       0    0.0%        0    0.0%       0    0.0%       0    0.0%       0   0.0%
Subordinated notes and debentures          0    0.0%       0    0.0%        0    0.0%       0    0.0%       0    0.0%       0   0.0%
Other liabilities                        979    1.1%    1108    1.2%     1503    1.4%    1692    1.5%    1521    1.2%    1871   1.5%
------------------------------------------------------------------------------------------------------------------------------------
   Total Liabilities                   81893   91.6%   86773   91.6%    95077   91.1%  105104   91.4%  111928   91.8%  111589  91.6%
------------------------------------------------------------------------------------------------------------------------------------
Equity Capital
Preferrred Stock                           0      0.0%     0    0.0%        0    0.0%       0    0.0%       0    0.0%       0   0.0%
Common Stock                             360      0.4%   360    0.4%      360    0.3%     360    0.3%     360    0.3%     360   0.3%
Surplus                                 4640      5.2%  5840    6.0%     6640    6.3%    7140    6.2%    7140    5.9%    7140   5.9%
Undivided profits & reserves            2547      2.8%  2375    2.5%     2122    2.0%    2290    2.0%    2388    2.0%    2620   2.2%
Unrealized Gains: avail-for-sale secs     -4     -0.0%  -376   -0.4%      229    0.2%     151    0.1%     160    0.1%     141   0.1%
Total Equity Capital                    7543      8.4%  7999    8.4%     9351    8.9%    9941    8.6%   10048    8.2%   10261   8.4%
------------------------------------------------------------------------------------------------------------------------------------
Total Liabilities & Equity Capital     89436    100.0% 94772  100.0%   105428  100.0%  115045  100.0%  121974  100.0%  121850 100.0%
------------------------------------------------------------------------------------------------------------------------------------

                                               INCOME STATEMENT INFORMATION                                      Exhibit B
Name of Bank:  Mound City Bank
City:  Platteville
State:  Wisconsin
Compiled by:  Sheshunoff Information Services, Inc.


------------------------------------------------------------------------------------------------------------------------------------
Interest Income                      Dec 93  Dec 94  % Change  Dec 95  % Change  Dec 96  % Change  Dec 97  % Change Mar 98  % Change
------------------------------------------------------------------------------------------------------------------------------------
Interest and fee income on loans:      5110   5530     8.22%   6065     9.67%    6795     12.04%    7510    10.52%   1980    -73.64%
Income from lease fin. receivables        0      0       ERR      0       ERR       0        ERR       0       ERR      0        ERR
Interest income on balances due          11      0  -100.00%      0       ERR       1        ERR       1     0.00%      1      0.00%
Interest and dividend inc. on secs:    1186   1143    -3.63%   1348    17.94%    1319     -2.15%    1191    -9.70%    294    -75.31%
   Securities of state & pol. subs:     465    457    -1.72%    443    -3.06%     443      0.00%     452     2.03%    115    -74.56%
   Taxable securities                     0      0       ERR      0       ERR       0        ERR       0       ERR      0        ERR
   Tax exempt securities                465    457    -1.72%    443    -3.06%     443      0.00%     452     2.03%    115    -74.56%
U.S. Government & other sec.            721    686    -4.65%    905    31.92%     878     -3.20%     739   -15.64%    165    -77.67%
   U.S. Treasury & agency oblig.        N/A    N/A       876    N/A       686     N/A       1133     684         0    N/A          0
   Other domestic securities            N/A    N/A       N/A    N/A       N/A     N/A        N/A       0         0    N/A          0
   Foreign securities                   N/A    N/A       N/A    N/A       N/A     N/A        N/A       0         0    N/A          0
   Equity securities                     19    151   694.74%    167    10.60%      84    -49.70%      55   -34.52%     14    -74.55%
Income from trading account assets        0      0       ERR      0       ERR       0        ERR       0       ERR      0        ERR
Interest income on fed funds sold        60     46   -23.33%    201   336.96%      96    -52.24%     131    36.46%     25    -80.92%
------------------------------------------------------------------------------------------------------------------------------------
   Total Interest Income               6367   6719     5.53%   7614    13.32%    8211      7.84%    8833     7.58%   2300    -73.96%
------------------------------------------------------------------------------------------------------------------------------------
Interest expense
Interest on deposits:                  2965   2906    -1.99%   3853    32.59%    4294     11.45%    4796    11.69%   1278    -73.35%
   Interest on dep/domestic offices    2965   2906    -1.99%   3853    32.59%    4294     11.45%    4796    11.69%   1278    -73.35%
   Transaction accounts                 246    241    -2.03%    271    12.45%     277      2.21%     567   104.69%    188    -66.84%
   Nontransaction accounts
   Money market deposit accounts        265    221   -16.60%    237     7.24%     193    -18.57%    293    51.61%     103    -64.85%
   Other savings deposits               202    191    -5.45%    217    13.61%     208     -5.07%    167   -18.93%      36    -78.44%
   Time CDs over $100,000               123    102   -17.07%    195    91.18%     296     51.79%    436    47.30%     123    -71.79%
   All other time deposits             2129   2151     1.03%   2933    36.36%    3322     13.26%   3333     0.33%     828    -75.16%
Int on dep in foreign offices             0      0       ERR      0       ERR       0        ERR      0       ERR       0        ERR
Expense of fed funds purchased            1      8   700.00%      3   -62.50%      11    266.67%     22   100.00%       2    -90.91%
Int. on demand notes & other borrow.      5      6    20.00%     11    83.33%      14     27.27%     17    21.43%      17      0.00%
Interest on mortgage indebtedness         0      0       ERR      0       ERR       0        ERR      0       ERR       0        ERR
Interest on subord notes and debs         0      0       ERR      0       ERR       0        ERR      0       ERR       0        ERR
------------------------------------------------------------------------------------------------------------------------------------
   Total Interest Expense              2971   2920    -1.72%   3867    32.43%    4319     11.69%   4835    11.95%    1297    -73.17%
------------------------------------------------------------------------------------------------------------------------------------
Net interest income                    3396   3799    11.67%   3747    -1.37%    3892      3.87%   3998     2.72%    1003    -74.91%
Net interest income (tax adj.)         3654   4054    10.95%   3998    -1.38%    4162      4.10%   4231     1.65%    1041    -75.40%
------------------------------------------------------------------------------------------------------------------------------------
Provision for loan and lease losses     261    217   -16.86%    110   -49.31%     184     67.27%    130   -29.35%      30    -76.92%
Noninterest income
Income from fiduciary activities        N/A    N/A       ERR    N/A       ERR     N/A        ERR     20       ERR     N/A         -1
Service charges on deposit accounts     206    268    30.10%    262     5.22%     310      9.93%    394    27.10%      97    -75.36%
Other noninterest income                245    244    -0.41%    206   -15.57%     185    -10.19%    263    42.16%      74    -71.86%
------------------------------------------------------------------------------------------------------------------------------------
Total Noninterest Income                451    512    13.53%    488    -4.69%     495      1.43%    677    36.77%     171    -74.74%
------------------------------------------------------------------------------------------------------------------------------------
Gains (losses) on securities             37    -51  -237.84%    -61    19.61%      -1    -98.36%      5  -600.00%      22    340.00%

Noninterest Expense
Salaries and employee benefits         1318   1406     6.68%   1537     9.32%    1635      6.36%   1772    8.38%     509     -71.28%
Expenses premises & fixed assets        266    265    -0.38%    312    17.74%     414     32.69%    478   15.46%     120     -74.90%
Other noninterest expense               897    983     9.59%    882   -10.27%     961      8.96%    974    1.35%     245     -74.85%
------------------------------------------------------------------------------------------------------------------------------------
   Total Noninterest Expense           2481   2654     6.97%   2731     2.90%    3010     10.22%   3224    7.11%     874     -72.89%
------------------------------------------------------------------------------------------------------------------------------------
Income before taxes and other          1142   1389    21.63%   1333    -4.03%    1192    -10.58%   1326   11.24%     292     -77.98%
------------------------------------------------------------------------------------------------------------------------------------
Applicable income taxes                 316    309    -2.22%    316     2.27%     254    -19.62%    278    9.45%      60     -78.42%
Income before extraordinary items       826   1080    30.75%   1017    -5.83%     938     -7.77%   1048   11.73%     232     -77.86%
Extraordinary items, net                  0      0       ERR      0       ERR       0        ERR      0      ERR       0         ERR
------------------------------------------------------------------------------------------------------------------------------------
Net Income (Loss)                       826   1080    30.75%   1017    -5.83%     936     -7.77%   1048   11.73%     232     -77.86%
------------------------------------------------------------------------------------------------------------------------------------

                                             RATIO AND PEER GROUP INFORMATION                                    Exhibit C
Name of Bank:  Mound City Bank
City:  Platteville
State:  Wisconsin
Compiled by:  Sheshunoff Information Services, Inc.

                                                  Peer           Peer            Peer           Peer            Peer            Peer
                                         Dec 93   Grp   Dec 94   Grp   Dec 95    Grp   Dec 96   Grp    Dec 97   Grp   Mar 98    Grp
------------------------------------------------------------------------------------------------------------------------------------
Rating in Asset Peer Group                  50             62              63              50             N/A            N/A
------------------------------------------------------------------------------------------------------------------------------------
Core Cap - Unreal. Loss/Assets            8.51     34    8.66      40    8.70      41    8.81      43    8.14     29    8.62     N/A
Risk Adjusted Capital Ratio              12.91     12   13.78      20   14.05      32   13.23      28   12.58     23             N/A
Dividend Payout                          28.33     62   23.33      72   26.55      71   28.78      68   90.65     14    0.00     N/A
------------------------------------------------------------------------------------------------------------------------------------
Nonperforming Loans/Gross Loans           1.07     36    0.29      68    0.08      94    0.21      82    0.19     91    0.43     N/A
Nonperf. Lns & Secs/Core Cap&Res          8.28     21    2.03      61    0.53      91    1.57      78    1.63     88    3.43     N/A
Net Chargeoffs/Average Loans              0.32     25    0.11      39    0.03      73    0.07      65    0.09     60    0.09     N/A
Loan Loss Reserve/Total Loans             1.15     21    1.35      42    1.39      51    1.35      53    1.31     53    1.21     N/A
------------------------------------------------------------------------------------------------------------------------------------
Return on Average Assets (ROA)            0.94     19    1.17      44    1.00      23    0.86      11    0.90     12    0.78     N/A
Return on Average Equity (ROE)           11.39     32   13.90      61   11.67      33    9.74      15   10.25     22    9.06     N/A
Yield/Avg Earn Assets (Tax Adj.)          8.08     68    8.14      75    8.63      65    8.53      62    8.48     54    8.29     N/A
Rate/Average Earning Assets               3.62     11    3.41      17    4.24      15    4.34      10    4.50      8    4.56     N/A
Spread/Average Earning Assets             4.45     37    4.73      54    4.39      37    4.19      25    3.98     15    3.73     N/A
Cost of Deposits                          4.08     17    3.64      23    4.74      25    4.84      19    5.08      9    5.11     N/A
Yield on Loans (Tax Adj.)                 6.64     29    8.61      37    9.13      33    9.02      28    8.92     24    8.71     N/A
Yield on Securities (Tax Adj.)            6.90     66    6.77      77    7.26      85    7.23      87    7.27     89    6.90     N/A
------------------------------------------------------------------------------------------------------------------------------------
Noninterest Income/Average Assets         0.51     42    0.56      50    0.50      30    0.45      24    0.58     42    0.58     N/A
Overhead Expense/Average Assets           2.82     52    2.88      49    2.77      52    2.76      48    2.75     48    2.95     N/A
Net Overhead Expense/Avg Assets           2.31     45    2.33      45    2.28      37    2.30      30    2.17     39    2.38     N/A
Net Income/Salary & Benefits Exp.        62.67     19   76.81      41   68.17      24   57.37      13   59.14     16   57.37     N/A
------------------------------------------------------------------------------------------------------------------------------------
Total Loans/Deposits                     79.29     12   76.06      28   74.36      44   79.32      32   80.81     33   84.86     N/A
Fair Value to Mort Cost: Total Secs     102.93     80   97.48      69  101.67      79  101.16      86  101.23     69  101.14     N/A
------------------------------------------------------------------------------------------------------------------------------------
Earning Assets/Total Assets              93.01     48   91.42      29   89.67       6   90.49      15   91.67     29   91.78     N/A
Overhead Efficiency Ratio                60.44     40   58.13      51   60.68      30   64.63      16   65.00     16   72.12     N/A
Avg Salary Expense per Employee         34,684     20  35,150      23  36,250      18  35,237      28  36,016     33  39,596     N/A
IPC Deposits Per Employee ($000)         2,015     72   1,950      67   2,025      67   1,976      62   2,033     66   2,113     N/A
------------------------------------------------------------------------------------------------------------------------------------
                                         Amt of  % of  Amt of    % of  Amt of   % of   Amt of   % of   Amt of   % of  Amt of    % of
                                         Growth Growth Growth  Growth  Growth  Growth  Growth  Growth  Growth  Growth Growth  Growth
------------------------------------------------------------------------------------------------------------------------------------
Assets                                   2,861  3.30%   5,336   5.97%  10,656  11.24%   9,617   9.12%   6,929  6.02%   (124)  -0.10%
Loans                                    9,660 17.82%   1,171   1.63%   4,660   7.16%  11,950  17.14%   6,771  8.29%   3,050   3.45%
Deposits                                 2,248  2.87%   4,940   6.13%   8,215   9.61%   9,204   9.82%   6,486  6.30% (1,851)  -1.51%
Equity                                     588  8.45%     828  10.97%     747   8.92%     668   7.32%      98  1.00%     232   2.35%
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                        Exhibit D

                                              OTHER MISCELLANEOUS DATA


Name of Bank:  Mound City Bank
City:  Platteville
State:  Wisconsin
Compiled by:  Sheshunoff Information Services, Inc.

                                          DEC 93       DEC 94        DEC 95       DEC 96       DEC 97      MAR 98
Amort Cost U.S. Treasury secs               2509         3506          3007         2478         1502        1001
Amort Cost U.S. govt obligations            5542         3722          5226         5180         6764        5986
Amort Cost Sec issd by states               7188         7922          7614         7843         8315        8293
Amort Cost Pass-through sec                    0            0             0            0            0           0
Amort Cost Other MBS                           0         4443          4089         3930         2367        2123
Amort Cost-Other debt securities               0            0             0            0            0           0
Amort Cost Equity securities                3083         2808          1810          410          774        1408
--------------------------------------------------------------------------------------------------------------------
   Total Amort Cost Securities             18322        22401         21746        19841        19722       18811
--------------------------------------------------------------------------------------------------------------------
   Total Fair Value Securities             18858        21836         22109        20071        19965       19026
--------------------------------------------------------------------------------------------------------------------

Secured by real estate
   Construction & land dev.                 1677          822           119          113         1256        1023
   Farmland                                 6007         5582          5743         5993         6874        7059
   1 to 4 family residential               21013        22128         23899        26899        30356       30906
   Multifamily (5 plus) residential         1233         1247          1761         1250          694         677
Nonfarm nonresidential                      5003         5711         10108        18440        20576       23068
Loans to depository institutions               0            0             0            0            0           0
Loans to finance ag. production             8888         9692          9543         9369         9443        9758
Commercial and industrial loans            13536        14694         13156        13305        12937       12559
Acceptances of other Banks                     0            0             0            0            0           0
Loans to individuals                        5824         4595          4095         4851         5101        5228
Obligations of states & pol sub:             667          541          1255         1402         1171        1153
All other loans                               27           34            27          34            19          56
Lease financing receivables                    0            0             0            0            0           0
--------------------------------------------------------------------------------------------------------------------

Total Restructured Loans                       0            0             0            0            0           0
Total Assets Past Due 90 Days                 96           33             1            0            0           0
Total Nonaccrual Assets                      587          155            52          171           78         390
--------------------------------------------------------------------------------------------------------------------

Total Charge Offs                            278          127            82           75           94          89
Total Recoveries                              86           56            64           23           19           6
--------------------------------------------------------------------------------------------------------------------

Time CDs over $100,000                      2794         2064          3861         6229         8566        8107
Open-account time over $100,000                0            0             0          109            0           0
--------------------------------------------------------------------------------------------------------------------

Average Assets                             88006        92104         98462       109119       117165      117430
--------------------------------------------------------------------------------------------------------------------
Average Earning Assets                     82012        85719         91166        99424       107610      112910
--------------------------------------------------------------------------------------------------------------------

                           JOHN M. ANDERSON, CPA, CVA
                         Executive Vice President & CEO


John Anderson is Executive Vice President and CEO of Bankers' Service Corporation (a wholly owned bank auditing and consulting subsidiary of Bankers'
Bank) where he has been since 1987. He is a Certified Public Accountant and a Certified Valuation Analyst. Mr. Anderson has had eleven years experience in valuing banks for all purposes. He has served as an expert for the State of
Wisconsin Department of Financial institutions and for other financial institutions. He also performs analysis work for the purposes of branch and unit bank acquisitions. He is a CVA (Certified Valuation Analyst). To become a CVA, the candidate is required to successfully complete a training and testing process which is only available to CPAs. They also must maintain continuing education credits in the area of valuations.

Previous to joining BSC, Mr. Anderson was in charge of the operations of Heritage Bank and Trust in Kenosha ($100mm bank). Early in his career, he was employed by Firstar Corporation in the capacity of staff and investigative auditor. Mr. Anderson has his BBA in accounting from the University of Wisconsin-Milwaukee.

He is currently a member of the Wisconsin Institute of CPAs financial institutions committee and is the past chairman of that committee. He also serves as a member of the education committee of the Community Bankers' of Wisconsin. He has been a speaker for various organizations such as WICPA, Wisconsin Bankers Association (WBA), Community Bankers of Wisconsin, Bankers' Bank, Bank Holding Company Association and other organizations throughout Wisconsin and Iowa. His speaking engagements included subject matter such as unfriendly takeovers, holding company issues, valuations of banks, data processing alternatives, loan review and many others. He has been an instructor for Gateway Technical Institute in Kenosha and the American institute of Banking.

John is also a member of the AICPA and NACVA (National Association of Certified Valuation Analysts). He is also a candidate for associate membership in the American Society of Appraisers.